Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax:      (905) 841-2244
Web: www.helixbiopharma.com

October 19, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. RETAINS CFSG1 AS ITS EXCLUSIVE
U.S. INVESTOR RELATIONS FIRM

AURORA, Ontario, October 19, 2010 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company focused on cancer therapy, today announced that it has retained Consulting for Strategic Growth 1 (“CFSG1”) as its exclusive U.S. investor relations representative.  Stan Wunderlich, Chairman and CEO of CFSG1, and his team will immediately initiate a proactive investor relations campaign in order to drive investor awareness of Helix’s proprietary technologies and innovative products for the prevention and treatment of cancer.

“We are very excited to work with CFSG1 to enhance our visibility to the investment community as we continue to introduce our lead product candidates to the public through our investor relations activities,” said John Docherty, president of Helix BioPharma Corp.  “We are entering a very exciting stage in the Company’s development and we are very pleased to have a partner with extensive experience in bringing public companies to the forefront of the U.S. investment community.”

Stan Wunderlich, Chairman and CEO of CFSG1, commented, “Helix BioPharma has already established itself as a competitive player within the cancer new drug research and development arena.  Now that the Company has filed an investigational new drug (“IND”) application with the U.S. FDA for Topical Interferon Alpha-2b (cervical lesion indication) and is nearing IND filing for its L-DOS47 drug candidate, we believe it is the most optimal time to share the Company’s progress and success with the investment community.”

About CFSG1

CFSG1 has decades of hands-on corporate development experience combined with broad personal outreach in the private equity market and Wall Street broker/dealer communities.  In the rapidly changing world of corporate finance, CFSG1 is a leader in reverse mergers, investor and public relations and corporate development for small-cap companies and private enterprises, both domestic and foreign. In addition to U.S. clients, the company’s portfolio has included businesses based in such countries as China, South Africa, Canada, and India.  CFSG1’s long-term relations with investment bankers and private equity investors allow it to quickly position its clients in front of the decision makers, market makers and gatekeepers of the financial world.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”.  For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

Helix has relied solely on CFSG1 for the information about CFSG1 provided in this News Release and Helix disclaims any liability with respect to such information. This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the  development of Helix’s L-DOS47 and Topical Interferon Alpha-2b new drug candidates; its planned filing for an IND for L-DOS47; its investor relations’ activities and the outcomes of such campaigns; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.  Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; successful and timely completion of the IND filings for L-DOS47 and of IND-enabling activities; the receipt of necessary regulatory approvals and appropriate financing; that the Company’s drug candidates will ultimately be successfully developed and commercialized; and the activities carried out by CFSG1 will raise the Company’s profile with investors in the U.S. marketplace.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the need for further regulatory approvals, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product, and investor relations activities; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option;  the risk that the design of future clinical trials may be different than currently intended; the need for further clinical trials which may not occur as planned or achieve expected results; the Company’s planned IND and CTA filing and IND- and CTA-enabling activities for L-DOS47 may not occur in a timely manner or achieve the expected or necessary results; product liability and insurance risks; uncertainties related to research and development, including manufacturing risks; intellectual property risks; uncertainties related to economic conditions; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov/edgar.shtml for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

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